Filed Pursuant to Rule 433

Registration No. 333-184753

People’s United Financial, Inc.

3.65% Senior Notes Due 2022

Pricing Term Sheet, December 3, 2012

Issuer:	People’s United Financial, Inc.
Type:	SEC Registered
Expected Ratings*:	A3/BBB+/A- (Moody’s / S&P / Fitch)
Principal Amount:	$500,000,000
Trade Date:	December 3, 2012
Settlement Date:	December 6, 2012 (T+3 days)
Maturity:	December 6, 2022
Interest Rate Per Annum:	3.65%
Interest Payment Dates:	Semi-annually on the 6th of every June and December, commencing on June 6, 2013
Public Offering Price:	99.668%
Treasury Benchmark:	1.625% due 11/15/2022
Treasury Price:	100-01+
Treasury Yield:	1.62%
Re-offer Spread vs. Treasury:	T + 207 basis points
Yield to Maturity:	3.69%
Net Proceeds:	$495,840,000
Optional Redemption:

Make-whole at T+35 bps before September 6, 2022 (three months prior to the maturity date)

At any time on or after September 6, 2022 (three months prior to the maturity date), the notes will be redeemable in whole or in part at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the redemption date

Day Count:	360/30
Minimum Denomination /Multiples:	$2,000 / $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	Jefferies & Company, Inc. and Goldman, Sachs & Co.
CUSIP / ISIN:	712704AA3 / US712704AA31

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.